UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Simtek Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829204-10-6

(CUSIP Number)

Hugh Norman Chapman

4250 Buckingham Drive, Suite 100,

Colorado Springs, CO 80907 USA

(719) 531-9444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829204-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hugh Norman Chapman

2.	Check the Appropriate Box if a Member of a Group*

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,741,828

	8.	Shared Voting Power 162,500

	9.	Sole Dispositive Power 2,741,828

	10.	Shared Dispositive Power 162,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,904,328

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (the “Amendment No. 2”) amends the Schedule 13D filed by Hugh Norman Chapman (the “Reporting Person”) on May 18, 2000 (the “Original Filing”) as amended by Amendment No. 1 filed on June 6, 2003 (“Amendment No. 1”) with respect to his beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of Simtek Corporation, a Delaware corporation (hereinafter the “Company”). Item 4 and Item 5 are hereby amended in part and to the extent set forth below. There are no other changes to the other Items in the Original Filing, as amended by Amendment No. 1.

Item 4 Purpose of Transaction

To the end of Item 4, the following is added:

In accordance with the Reporting Person’s plans set forth in the Original Filing and Amendment No. 1, the Reporting Person has sold 223,800 shares of Common Stock in open market transactions since the filing of Amendment No. 1.

The Reporting Person has no plan or proposal which relates to, or would result in, any other action referenced in paragraph (a) of Item 4 or any action referenced in paragraphs (b)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) is amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owned 2,904,328 shares of Common Stock, representing 5.1% of the class. Such number consists of (i) 2,497,800 shares owned by the Reporting Person (ii) 162,500 shares held in joint tenancy by the Reporting Person and his spouse and (iii) 244,028 shares deemed owned by the Reporting Person pursuant to currently exercisable (or exercisable within 60 days of December 4, 2003) options granted under the Company’s 1994 Non-Qualified Stock Option Plan.

Item 5(b) is amended and restated as follows

(b) The Reporting Person has sole power to vote and to dispose of 2,741,828 shares. The Reporting Person has shared power with his spouse to vote and to dispose of 162,500 shares due to their being held in joint tenancy.

Item 5(c) is amended to add the following to the end thereof:

The Reporting Person has made the following sales of stock in open market transactions since the filing of Amendment No. 1:

Date	Action	Price Per Share	No. of Shares	Total Amount
12/3/2003	Sell	$1.30	50,000	$65,000
12/3/2003	Sell	$1.31	100,000	$131,000
12/3/2003	Sell	$1.34	16,500	$22,110
12/4/2003	Sell	$1.35	50,000	$67,500
12/4/2003	Sell	$1.36	800	$1,088
12/4/2003	Sell	$1.37	6,500	$8,905
Total			223,800	$295,603

The Reporting Person has not received any option grants since the filing of Amendment No. 1, but has vested in the right to purchase 10,278 shares under existing options since the filing of Amendment No. 1 for a total as set forth in Item 5(a)(iii) above.

(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that the Reporting Person’s spouse is entitled to share in the proceeds of any sale of the 162,500 shares held in Joint Tenancy with his spouse.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2003

/s/  Hugh Norman Chapman

Hugh Norman Chapman